UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39597

Montes Archimedes Acquisition Corp.
(Exact name of registrant as specified in its charter)

2884 Sand Hill Road
Suite 100

Menlo Park, CA 94025

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units
Class A Common Stock, $0.0001 par value

Warrants

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*As previously disclosed, on September 30, 2021, Montes Archimedes Acquisition Corp. (“MAAC”) completed its previously announced business combination (the “Business Combination”) with Roivant Sciences Ltd. (“Roivant”), through the merger (the “Merger”) of Roivant’s wholly-owned subsidiary, Rhine Merger Sub, Inc., with MAAC, with MAAC surviving the Merger as a wholly owned subsidiary of Roivant. On October 1, 2021, Roivant’s common shares, $0.0000000341740141 par value per shares, and warrants commenced trading on The Nasdaq Global Market under the symbols “ROIV” and “ROIVW,” respectively.

Pursuant to the requirements of the Securities Exchange Act of 1934, Montes Archimedes Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Montes Archimedes Acquisition Corp.

Date: October 12, 2021	By:	/s/ Maria C. Walker
	Name:	Maria C. Walker
	Title:	Chief Financial Officer